FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of January 2014

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant's Immediate Release filed with the Israeli Securities Authority on January 6, 2014

Tel Aviv, January 6, 2014 – Elron Electronic Industries Ltd. (TASE: ELRN) ("Elron") announced that the Tel Aviv-Jaffa District Court issued the following rulings on January 5, 2014 in connection with a creditors' arrangement for IDB Holding Corporation Ltd. ("IDBH") based on a joint proposal of groups under the control of Eduardo Elsztain and Mordechai Ben-Moshe:

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A complimentary ruling in which it was determined, among other things, that the court's previous ruling in favor of the creditors' arrangement (announced in Elron's immediate release on December 18, 2013) has come into force; Eyal Gabbai and Adv. Hagai Ullman were appointed as trustees to carry out the execution of the creditors' arrangement (the "Trustees"), and they were given the authority, among other things, to seize IDBH's assets, including its entire holding in its fully owned subsidiary, IDB Development Corporation Ltd. ("IDBD"), which is the parent company of Discount Investment Corporation Ltd., Elron's parent company.

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The court's decision to stay the ruling's execution, at the request of the second group that submitted a proposal for a creditors' arrangement for IDBH (the "Dankner Group"), subject, among other things, to the Dankner Group filing an appeal against the ruling within 15 days; No activities will be carried out in IDBH and IDBD that are not in the ordinary course of business; The Trustees will join the two companies' boards of directors and no activities will be carried out without their approval. In this context it is noted that IDBH announced last night that the Dankner Group notified the court that it withdrew its request to delay the court's ruling.

This announcement is given further to Elron's immediate release on December 18, 2013 regarding the creditors' arrangement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  January 6, 2014